Exhibit 99.161

news release

6 Adelaide Street East, Suite 500 Toronto, ON M5C 1H6	Shares outstanding: 45,943,827 TSX: BLE, BLE.WT Frankfurt: A6R
NOT FOR DISSEMINATION IN THE UNITED STATES
OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.
March 10, 2006
Blue Pearl announces $3,021,000 brokered private placement
Blue Pearl Mining Ltd. (TSX: BLE) today announced that it has entered into an agreement with a syndicate of Agents led by Canaccord Adams (the “Agent”) and including Orion Securities Inc. to complete a private placement offering (“Offering”) on a best efforts basis of up to 1,060,000 flow-through common shares (the “FT Shares”), at a price of $2.85 per FT Share for total gross proceeds of up to $3,021,000.
Funds raised from the issuance of the FT Shares will be used for general exploration expenditures, which will constitute Canadian exploration expenses (as defined in the Income Tax Act) and will be renounced for the 2006 taxation year. The FT Shares will be subject to a four month hold period from the closing date.
Blue Pearl Mining Ltd. will pay the Agents a cash commission of 6.0% of the gross proceeds raised upon closing. On the closing date of the Offering, the Agents will be granted compensation options equal in number to 7.0% of the aggregate number of total Units sold at an exercise price equal to $2.85.
Certain insiders of the Corporation have advised that they intend to sell an aggregate of 400,000 common shares in the market shortly.
About Blue Pearl
Blue Pearl is a Canadian mineral resource company focused solely on developing the Davidson molybdenum project near Smithers, B.C. For further information please visit our web site at www.bluepearl.ca or contact:

Ian McDonald, Chairman & CEO	Christina Lalli
Blue Pearl Mining Ltd.	Renmark Financial Communications Inc.
Tel: 416- 860-1438, toll free: 1-800-827-0992	Tel.: 514-939-3989
info@bluepearl.ca	clalli@renmarkfinancial.com